

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

<u>Via E-mail</u>
S. Jane Bell
Chief Financial Officer
Besra Gold, Inc
Suite 500-10 King Street East
Toronto, Ontario, Canada, M5C 1C3

> **Re: Besra Gold, Inc.**
> **Form 20-F for the Fiscal Year Ended**
> **June 30, 2013**
> **Filed September 18, 2013**
> **Response Dated January 28, 2014**
> **File No. 000-52324**

Dear Ms. Bell:

We have reviewed your filing and response and limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2013
5A. Operating Results, page 58
Operating Review, page 58

1. We note your response to comment two of our letter dated January 14, 2014. We re-issue the comment. Please amend your Form 20-F to include the Item 10(e) of Regulation S-K disclosures on non-IFRS Measures. Refer to General Instruction C(e) of Form 20-F.

Cost of sales, page 58

2.   We note your response to comment three of our letter dated January 14, 2014. We re-issue the comment. Please amend your filing to provide an expanded disclosure that clearly describes the nature and calculation of each of the adjustments included in the all-in sustaining costs per ounce and a discussion of the underlying reasons for the significant reduction in these costs from period to period.

Phuoc Son Gold Project, Vietnam, page 59

3.   We note from your proposed disclosure in response to comment five of our letter dated January 14, 2014 that you discuss the changes between a period of 12 months in 2013 and compare it to a period of six months in 2012. Please provide us with proposed disclosure and amend your filing to include a discussion of material changes from year to year as required by Item 5 of Form 20-F.

Cash from Operating Activities, page 65

4.   We note your response to comment eight of our letter dated January 14, 2014. Please revise to discuss the underlying reason for the increase of your operating cash flows from $5,105,144 for the six months ended June 30, 2012 to $13,476,863 for the 12 months ended June 30, 2013. Please explain why discussing the six-month period is comparable to the discussion of the 12-month period and revise to discuss material changes from year to year.

Item 17: Financial Statements

5.   We have considered your response to comment 12 of our letter dated January 14, 2014. However, we continue to believe that you need to amend your Form 20-F for the fiscal year ended June 30, 2013 to include an additional period of audited financial statements to comply with the three year requirement pursuant to Item 8.A.2 of Form 20-F.

Revenue Recognition, page 73

6.   We note from your response to comment 15 of our letter dated January 14, 2014 that your revenue from a New York gold trader is recognized in accordance with the contract. Please describe the contract and provide us the disclosure you plan to include in your accounting policy for revenue.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining